U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                 to                .
Commission file number: 0-20006
A.	Full title of the Plan:

AnchorBank, fsb Retirement Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Anchor BanCorp Wisconsin Inc. 25 West Main Street Madison, Wisconsin 53703

REQUIRED INFORMATION
     Financial Statements. The following financial statements and schedules are filed as part of this annual report for the AnchorBank, fsb Retirement Plan (the “Plan”) and appear immediately after the signature page hereof:
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of March 31, 2009 and 2008
Statements of Changes in Net Assets Available for Benefits for the Year Ended March 31, 2009
Notes to Financial Statements
Supplemental Schedule

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ANCHORBANK, FSB RETIREMENT PLAN
September 28, 2009	By:	/s/ Ronald Osterholz
Ronald Osterholz
Plan Administrator

INDEX TO EXHIBITS

Number	Description

23.1	Consent of Wipfli, LLP, Independent Registered Accounting Firm.

AnchorBank, fsb
Retirement Plan
Madison, Wisconsin
Financial Statements and Supplemental Schedule
March 31, 2009 and 2008

AnchorBank, fsb
Retirement Plan
Financial Statements and Supplemental Schedule
March 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
To the Trustees
AnchorBank, fsb Retirement Plan
Madison, Wisconsin
We have audited the accompanying statements of net assets available for benefits of AnchorBank, fsb Retirement Plan as of March 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended March 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AnchorBank, fsb Retirement Plan as of March 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended March 31, 2009, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of March 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974 (ERISA). The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Wipfli LLP
September 24, 2009
Madison, Wisconsin

AnchorBank, fsb
Retirement Plan
Statements of Net Assets Available for Benefits
March 31, 2009 and 2008

Assets	2009	2008

Investments, at fair value:
Mutual funds	$27,215,248	$43,545,532
Common stock	1,316,980	10,261,507
Common/collective trust fund	4,522,564	4,068,476
Money market fund	305,012	120,174
Participant loans	29,822	43,196

Total investments, at fair value	33,389,626	58,038,885

Receivables:
Participant deferral contributions	—	104,171
Employer matching contributions	—	42,794

Total receivables	—	146,965

Net assets available for benefits, at fair value	33,389,626	58,185,850

See accompanying notes to financial statements.	2

AnchorBank, fsb
Retirement Plan
Statements of Net Changes in Net Assets Available for Benefits
Year Ended March 31, 2009

Additions to net assets attributed to:
Earnings on investments — interest and dividends	$1,197,088

Contributions:
Participant deferrals	2,360,221
Employer matching	986,150
Participant rollovers	330,488

Total contributions	3,676,859

Total additions	4,873,947

Deductions from net assets attributed to:
Net depreciation in fair value of investments	26,388,758
Administrative expenses	1,768
Benefits paid to participants	3,279,645

Total deductions	29,670,171

Net decrease in net assets available for benefits	(24,796,224)
Net assets available for benefits — At beginning of year	58,185,850

Net assets available for benefits — At end of year	$33,389,626

See accompanying notes to financial statements.	3

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements

Note 1	Plan Description

The following description of AnchorBank, fsb Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of AnchorBank, fsb and related entities, (collectively the “Employer”), who have completed 60 days of employment. Participants may enter the Plan the first of the month after meeting the service requirement.

Plan Amendments

Effective April 1, 2008, new participants are provided an automatic election to defer 2% of compensation on a pretax basis. Participants may affirmatively elect to defer any amount other than the automatic election amount or may elect not to defer any compensation.

Contributions

The Plan is funded by participant pretax and after tax salary deferrals of up to 50% of eligible compensation, participant rollover contributions, and employer matching and discretionary profit sharing contributions. Employer matching contributions consist of: (1) 100% of the participant’s deferral contribution up to 2% of the participant’s salary; (2) 50% of the participant’s salary deferral contribution in excess of 2% up to 4% of the participant’s salary; and (3) 25% of the participant’s salary deferral contribution in excess of 4% up to 8% of the participant’s salary.

The Employer matching contribution totaled $986,150 for the year ended March 31, 2009. The Employer made no discretionary profit sharing contributions during the year ended March 31, 2009.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements

Note 1	Plan Description (Continued)

Vesting

Participants are immediately vested in their deferral and rollover contributions plus earnings thereon. A participant is vested in the Employer’s contributions and earnings thereon according to the following schedule:

Years of Service	Percent Vested

Less than two years	0
Two years	25
Three years	50
Four years	75
Five or more years	100

Notwithstanding the above vesting schedule, employer contributions are 100% vested upon death, disability, or the attainment of retirement age.

Participants who terminate for reasons other than death, disability, or retirement, and are less than fully vested, forfeit the nonvested portion of their account. Forfeitures are used to first pay any administrative expenses, then to reduce future employer contributions. Forfeited amounts totaled $19,465 for the year end March 31, 2009. Unallocated forfeitures totaled $1,530 and $1,871 at March 31, 2009 and 2008, respectively.

Participant Accounts

Each participant’s account is credited with: (a) salary deferrals and related Employer matching contributions, (b) participant rollover contributions, (c) discretionary Employer profit sharing contributions, and (d) plan earnings/losses, and charged with an allocation of administrative expenses.

Payment of Benefits

Upon termination of service, a participant may elect to receive either: (a) a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or (b) an annuity.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles generally accepted in the United States require investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the common/collective trust fund as well as the adjustment of the fully benefit-responsive portion of the common/collective trust fund from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

At March 31, 2009 and 2008, the fair value of the common/collective trust fund approximated contract value. As such, the adjustment from fair value to contract value is not presented on the statement of net assets available for benefits for the investment in common/collective trust fund relating to fully benefit-responsive investment contracts.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

Investments

Mutual funds and money market investments are valued at the quoted market prices that represent the net asset value of shares held by the Plan at year-end. Common stock is stated at fair value, which is based on quoted market prices on the last business day of the Plan. Participant loans, which were merged into the Plan from the S&C Bank benefit plan and are otherwise not permitted under the Plan, are stated at their outstanding principal balance, which approximates fair value. The Plan’s investment in the common/collective trust fund consists entirely of units of the Morley Stable Value Omnibus Fund and is reported at fair value.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies (Continued)

Investments (Continued)

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses and unrealized appreciation and depreciation of plan assets are reported in the statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

Adoption of New Accounting Standard

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Effective April 1, 2008, the Plan adopted SFAS No. 157. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between the market participants on the measurement date. Adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements. The related disclosures are included in Note 8.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements

Note 3	Investments

Investments that represent 5% or more of the Plan’s net assets at March 31 are as follows:

	2009		2008

AIM International Growth Fund	$2,200,665		$3,890,072
Dreyfus Premier Balanced Opportunity Fund	2,748,443		4,744,649
Franklin Templeton Income Fund	2,346,697		3,396,975
Franklin Templeton U.S. Government Securities Fund	2,178,281		*	*
Franklin Templeton Growth Fund	2,303,058		*	*
American Funds Growth Fund of America	2,481,619		3,590,739
Hartford Capital Appreciation Fund	2,470,357		3,947,324
Goldman Sachs Group Mid Cap Value Fund	2,165,963		3,539,238
Thompson Plumb Growth Fund	1,743,195		4,544,469
Anchor BanCorp Wisconsin, Inc. common stock	*	*	10,261,507
Morley Stable Value Omnibus Fund	4,522,564		4,068,476

**	The investment is less than 5% of the Plan’s net assets available for benefits

During 2009, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Common stock	$(11,110,318)
Common/collective trust fund	115,624
Mutual funds	(15,394,064)

Total	$(26,388,758)

Note 4	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 19, 2007, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements

Note 5	Transactions With Parties-in-Interest

Fees paid during the year for administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services and are paid by the Employer. Certain plan investments are shares of common stock of the Employer. Dividends of $0.29 per share were declared and paid on the Employer’s common stock during the year ended March 31, 2009, representing $178,579 of dividend income. These transactions qualify as party-in-interest transactions.

Note 6	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 7	Concentration of Credit Risk

The Plan has concentrated its credit risk by maintaining its investments with a single custodian. These investments are diversified within a common/collective trust fund, a money market fund, mutual funds, and common stocks. The maximum loss that could result is $33,359,804 as of March 31, 2009. Participant loans, valued at $29,822 as of March 31, 2009, are also uninsured.

Note 8	Fair Value Measurements

FASB Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements

Note 8	Fair Value Measurements (Continued)

Level 2 Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets.
• Quoted prices for identical or similar assets or liabilities in inactive markets.
• Inputs other than quoted prices that are observable for the asset or liability.
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market and mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Participant loans: Valued at amortized cost, which approximates fair value.

Common/collective trust fund: Valued at fair value based on the unit price quoted from the fund representing the fair value of the underlying investments.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements

Note 8	Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of March 31, 2009:

	Assets at Fair Value as of March 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$27,215,248	$—	$—	$27,215,248
Money market fund	305,012	—	—	305,012
Common/collective trust fund	—	4,522,564	—	4,522,564
Common stock	1,316,980	—	—	1,316,980
Participant loans	—	—	29,822	29,822

Total assets at fair value	$28,837,240	$4,522,564	$29,822	$33,389,626

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended March 31, 2009:

Participant Loans

Balance, beginning of year	$43,196

Payments received	(13,374)

Balance, end of year	$29,822

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements

Note 9	Reconciliation of Form 5500 to Financial Statements

The Form 5500 was reported on a cash basis with respect to deferral and matching contributions. These financial statements were prepared on an accrual basis. The reconciliation of the cash to accrual basis is as follows:

	2009	2008

Total net assets reported on Form 5500	$33,389,626	$58,038,885
Reconciling items:
Participant deferral contributions receivable	—	104,171
Employer matching contributions receivable	—	42,794

Total net assets as reported on the financial statements	$33,389,626	$58,185,850

2009

Net loss reported on Form 5500	$(24,649,259)
Reconciling items:
Change in participant deferral contributions receivable	(104,171)
Change in employer matching contributions receivable	(42,794)

Net decrease in net assets available for
benefits as reported on the financial statements	$(24,796,224)

Note 10	Other Matters

In June 2009, it was determined that unusual trading activity initiated by certain participants within the Plan’s Unitized Anchor Stock Fund occurred between September 2008 and June 2009. The trading activity had the impact of generating inflated unit balances within the Unitized Anchor Stock Fund for the participants involved. The Plan Administrator has determined that the trading activity and results were not consistent with the intent of the Unitized Anchor Stock Fund offering. Subsequent to June 2009, the Plan has enacted trading restrictions to limit the frequency of Unitized Anchor Stock Fund purchases to prevent this type of activity in the future. The Plan Administrator has obtained restitution agreements from some of the participants involved and is in the process of reallocating their inflated unit balances to affected participants. The Plan Administrator plans to utilize available means to bring any available action against the remaining participants involved. The outcome of such actions cannot be determined at this time. The trading activity did not impact reported net assets available for benefits or total investment gains or losses for the Plan as a whole.

Supplemental Schedule

AnchorBank, fsb
Retirement Plan
Employer ID #39—0129660, Plan #001
Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
March 31, 2009

	Description of Investment
Identity of Issuer,	Including Maturity Date,
Borrower, Lessor,	Rate of Interest, Collateral,		Current
or Similar Party	Par, or Maturity Value	Cost	Value

	Mutual Funds:
AIM Investments	54,360.876 units Capital Development Fund	**	$509,905

	78,491.275 units Charter Fund	**	842,212

	126,402.336 units International Growth Fund	**	2,200,665

	21,868.159 units Trimark Small Company Fund	**	160,731

Dreyfus Funds	240,458.662 units Premier Balanced Opportunity Fund	**	2,748,443

Franklin Templeton Mutual Funds	1,513,998.169 units Income Fund	**	2,346,697

	326,089.964 units U.S. Government Securities Fund	**	2,178,281

	115,032.162 units Mutual Shares Fund	**	1,574,791

	147,860.923 units Templeton Growth Fund	**	2,303,058

	38,510.804 units Conservative Target Fund	**	410,910

	87,643.972 units Moderate Target Fund	**	905,362

	78,568.274 units Growth Target Fund	**	785,683

American Funds	117,714.032 units Bond Fund of America	**	1,245,414

AnchorBank, fsb
Retirement Plan
Employer ID #39—0129660, Plan #001
Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year) (Continued)
March 31, 2009

	Description of Investment
Identity of Issuer,	Including Maturity Date,
Borrower, Lessor,	Rate of Interest, Collateral,		Current
or Similar Party	Par, or Maturity Value	Cost	Value

	Mutual Funds: (Continued)
American Funds	126,355.344 units Growth Fund of America	**	2,481,619

Hartford Funds	123,332.850 units Capital Appreciation Fund	**	2,470,357

Goldman Sachs Group	108,298.124 units Mid Cap Value Fund	**	2,165,963

Thompson Plumb Funds	11,160.512 units Balanced Fund	**	141,962

	92,624.625 units Growth Fund	**	1,743,195

	Total mutual funds	**	27,215,248

	Common Stock:

Anchor BanCorp Wisconsin, Inc.*	1,001,199 shares common stock	**	1,316,980

	Common/Collective Trust Fund:
Morley Funds	208,886.710 units Stable Value Omnibus Fund	**	4,522,564

	Money Market Fund:
State Street Global Advisors	305,012.30 units Government Money Market Fund	**	305,012

	Participant Loans:
	Interest rates 6.00% to 8.25%	**	29,822

	Total	**	$33,389,626

*	Parties-in-interest

**	Cost information not required — Investments are participants-directed.
See Report of Independent Registered Public Accounting Firm.